July 31, 2019

William Schroeder

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wins Finance Holdings Inc.

Form 20-F

Filed October 31, 2018

Response Dated July 12, 2019

File No. 333-204074

Dear Mr. Schroeder:

We hereby provide a response to the comments issued in a letter dated July 18, 2019 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 20-F (the “Annual Report”).

We have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 20-F filed October 31, 2018

Financial Statements, page F-4

1.	We note your response to comments 1 and 2 and that it appears that you generally transfer the amounts recognized in the allowance (B/S) and provision (I/S) from guarantee losses to “guarantee paid on behalf of guarantee services customers” related accounts at the time a payment is made. To allow investors to more fully understand the financial reporting related to your guarantee business, in future filings please revise the rollforwards of the “Allowance on financial guarantee” and newly named “Receivable from guarantee customers” as noted in response 10 in your May 31, 2019 letter to present a separate line item for these transfers.

Response: In our future filings we will revise the rollforwards of the “Allowance on financial guarantee” and the newly named “Receivable from guarantee customers” to present a separate line item for these transfers as follows:

NOTE 2 (i)

	For the years ended June 30,
	2018	2017	2016

Allowance on financial guarantee at the beginning of year	$673,147	$3,079,684	$1,261,868
General allowance (reversal)	(258,439)	(126,211)	(355,313)
Specific allowance (reversal)	5,137,044	(3,082,616)	3,263,312
Transfer to receivable from guarantee customers – specific allowance (note 6)	(2,896,532)	-	(932,375)
Reversal - recoveries by cash	-	880,747	-
Effect of foreign currency translation	(17,984)	(78,457)	(157,808)
Allowance on financial guarantee at the end of year	$2,637,236	$673,147	$3,079,684

NOTE 6 - RECEIVABLE FROM GUARANTEE CUSTOMERS, NET

	Receivable from guarantee customers
	Gross	Less: Provision	Net
	$	$	$
At July 1, 2017	1,560,615	-	1,560,615
Payment on behalf of guarantee service customers	1,811,975	-	1,811,975
Cash repayment from guarantee service customers	(432,009)	-	(432,009)
Specific allowance - transfer from allowance on financial guarantee services (note 2(i))	-	(2,896,532)	(2,896,532)
Effect of foreign currency translation	13,607	49,817	63,424
At June 30, 2018	2,954,188	(2,846,715)	107,473

Notes to the Unaudited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Short-term investments, page F-11

2.	We note your response to comment 5. We note that ASC 320-10-25-1 requires you to have the positive intent and ability to hold the security to maturity, at the acquisition of the security. Based on disclosure throughout the December 31, 2018 Form 20-F regarding your ability to redeem the investments at any time and information in your response to comment 38 in your July 14, 2015 letter, it is unclear how you are able to assert that you had the intent, at acquisition, to hold each security to maturity. To the extent you cannot assert that you had the positive intent and ability to hold a security to maturity, at acquisition, please revise to account for the security as available-for-sale and revise your disclosure accordingly. If you can make the assertion, please ensure you revise all relevant disclosure in your future filings to disclose information consistent with your held to-maturity classification. Additionally, in order to provide investors with an understanding of the correction of an error and your change in your accounting policy to available-for-sale or held-to-maturity, please revise future filings to disclose the impact of the change in the financial statement footnotes for the periods presented in accordance with ASC 250-10-50.

Response: Before committing to an investment in asset management products portfolio, management evaluates factors such as the Company’s business strategy and current business plans, the nature and type of securities, including their expected life, the Company’s current financial condition and liquidity demands, the current economic environment and related market conditions and the Company’s past practices. Taking into account such factors, management makes a positive determination at acquisition regarding the Company’s ability and intent to hold such securities to maturity and would invest only in asset management products meeting the standards necessary to allow the Company to have the positive intent and ability to hold to maturity.

The Company will restate all relevant disclosure in its future filings to disclose information consistent with its held-to-maturity classification. Also, the Company will provide the following disclosures in the financial statement footnotes of its 2019 Form 20-F in accordance with ASC 250-10-50:

CORRECTION OF ERROR AND CHANGE IN ACCOUNTING POLICY

The Company has determined its previously issued audited consolidated financial statements for the three years ended June 30, 2018 contained an error with respect to ASC 320, Investments - Debt and Equity Securities. Specifically, investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year to five years should be accounted for as held-to-maturity and recorded at amortized cost, as the Company had the positive intent and ability, at acquisition, to hold each security to maturity. Such correction of error and change in accounting policy had no impact on the carrying amount of these investments as of June 30, 2018 and 2017, and it had no effect on net income, the Company’s consolidated statements of income and comprehensive income, the consolidated balance sheets, or the consolidated statements of cash flows, except that the description of these investments are changed from “short-term investments” to “investment securities”.

Please contact Giovanni Caruso, our counsel, at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

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